UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934

Aktieselskabet Dampskibsselskabet TORM
___________________________________________________________________________________________________________________________________________
(Name of Issuer)

Common Shares, 10 Danish Kroner (DKK) par value per share
___________________________________________________________________________________________________________________________________________
(Title of Class of Securities)

00208W109
_________________________________________________________________________
(CUSIP Number)

Bjorn Moller
TK House, Bayside Executive Park,
West Bay Street & Blake Road, P.O. Box AP 59212,
Nassau, Bahamas, Tel: (242) 502-8880;

with a copy to:

David Matheson, Esq.,
Perkins Coie, LLP, 1211 SW Fifth Avenue,
Portland, Oregon 97204
_________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2003
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

SCHEDULE 13D

CUSIP No. 00208W109	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific International Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	| |
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,906,000
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 2,906,000
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	| |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 00208W109	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teekay Shipping Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	| |
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,906,000
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 2,906,000
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	| |
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

        This Schedule 13D relates to the common shares, 10 Danish Kroner (DKK) par value per share (“Common Stock”), of Aktieselskabet Dampskibsselskabet TORM (translated in English to “A/S Steamship Company Torm”), a corporation organized under the laws of the Kingdom of Denmark (the “Issuer”), with principal executive offices at Marina Park, 10 Sundkrogsgade, DK-2100 Copenhagen O, Denmark.

Item 2. Identity and Background

        This Schedule 13D relates to Pacific International Investments Inc., a corporation organized under the laws of the Republic of Liberia (“PIII”), with its principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. This Schedule 13D also relates to Teekay Shipping Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (“Teekay”), with its principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. PIII is a wholly-owned subsidiary of Teekay. PIII and Teekay are collectively referred to as the “Reporting Persons.”

        The Reporting Persons are principally in the business of international crude oil and petroleum product transportation services.

        The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Persons are as set forth on Schedule A.

        In the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        PIII used US$ 37,300,000, inclusive of brokerage commission, from a loan by Teekay to acquire the Issuer’s securities. Teekay used internally-generated funds to make its loan to PIII.

Item 4. Purpose of Transaction

        PIII acquired the Issuer’s securities to take an equity position in the Issuer. The Reporting Persons intend to continuously review the investment in the Issuer, and may determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer held by PIII, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a tender offer for some or all of the Issuer’s securities or a merger or reorganization involving the Issuer; or (c) the taking of any other action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

        PIII beneficially owns and has sole voting and dispositive power with respect to 2,906,000 shares of Common Stock of the Issuer, representing approximately 16% of the Issuer’s outstanding Common Stock calculated according to the number of shares of Common Stock the Issuer disclosed as outstanding in the Issuer’s annual report on Form 20-F for the year ended December 31, 2002. Under the SEC’s Rule 13d-3, Teekay, as the sole parent of PIII, is also deemed to be the beneficial owner of the foregoing shares of Common Stock.

        On July 4, 2003, PIII acquired 2,906,000 shares of Common Stock of the Issuer for DKK 83 per share, excluding commissions, via the Copenhagen Stock Exchange. The July 4, 2003 transaction was the only transaction in the Common Stock of the Issuer effected during the last 60 days by the Reporting Persons, and, to the knowledge of the Reporting Persons, the individuals set forth on Schedule A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Material to Be Filed as Exhibits

      None

      SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2003	PACIFIC INTERNATIONAL INVESTMENTS INC. By: /s/ Bjorn Moller Name: Bjorn Moller Title: President

Date: July 10, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter B. Evensen Name: Peter B. Evensen Title: Senior Vice President, Treasurer and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of PIII:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Bjorn Moller, Director and President	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark
Bruce C. Bell, Director	TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59212, Nassau Bahamas	Canada
Francelyn Bethel, Director	TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59212, Nassau Bahamas	The Bahamas
Matthew F. Gibbons, Vice President	Financial Consultant P.O. Box N- 7776 Lyford Cay, Bahamas	United Kingdom
Peter B. Evensen, Treasurer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States
Arthur J. Bensler, Secretary	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Directors and Executive Officers of Teekay:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
C. Sean Day, Director and Chairman of the Board	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States
Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark
Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries 1437 Furneaux Road Marysville, California, USA, 95901	Denmark
Bruce C. Bell, Director	TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59212, Nassau Bahamas	Canada
Dr. Ian D. Blackburne, Director	130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia
Morris L. Feder, Director	President Worldwide Cargo, Inc. 156 West 56 Street, Suite 2004 New York, NY 10019 USA	United States
Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1H 5RE	United Kingdom
Leif O. Hoegh, Director	Managing Director Leif Hoegh UK Ltd. ' 60 Sloane Avenue London SW3 3DD United Kingdom	Norway
Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada
Peter B. Evensen, SVP, Treasurer and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States
David Glendinning, SVP, Customer Relations and Marine Project Development	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Graham Westgarth, SVP, Marine Operations	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom
Arthur J. Bensler, VP, General Counsel and Corporate Secretary	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada
Vincent Lok, VP, Finance	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada
Mads Meldgaard, VP, Chartering	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark
Paul Wogan, VP, Business Development	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom